SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   Schedule TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                          of the Securities Act of 1934

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                             U. S. Timberlands, L.P.
                       (Name of Subject Company (Issuer))

                 U.S. Timberlands Acquisition Co., LLC - Offeror
            U.S. Timberlands Holdings Group, LLC - Parent of Offeror
             John M. Rudey - Controlling Member of Parent of Offeror
                            (Names of Filing Persons)


                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

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                                  John M. Rudey
                      U.S. Timberlands Holdings Group, LLC
                         625 Madison Avenue, Suite 10-b
                            New York, New York 10022
                               Tel: (212) 755-1100
                               Fax: (212) 758-4009
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications on
                            behalf of filing persons)

                                  with copy to:

                            Scott M. Zimmerman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                               Tel: (212) 973-0111
                               Fax: (212) 891-9598


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                            CALCULATION OF FILING FEE

           Transaction Valuation                         Amount Of Filing Fee
              Not Applicable                                Not Applicable


     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing:

     [x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]     third-party tender offer subject to Rule 14d-1.

     [ ]     issuer tender offer subject to Rule 13e-4.

     [ ]     going-private transaction subject to Rule 13e-3.

     [ ]     amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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